TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GOLD RETAINS

RENMARK FINANCIAL COMMUNICATIONS INC.

Vancouver, BC, Canada – March 14, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. (“Renmark”) to provide investor relations services to the Company.

“We are pleased to announce that we have selected Renmark to reinforce and raise Miranda Gold’s profile in the financial community and enhance the visibility of our project portfolio. We chose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public, focusing specifically on retail brokers,” noted Ken Cunningham, President and CEO of Miranda.

The Company has retained Renmark for a minimum of six months at a monthly retainer of $5,000 and a month to month basis thereafter.

Renmark does not have any interest, directly or indirectly, in Miranda or its securities, or any right or intent to acquire such an interest.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Limited, Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.